UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2014

Commission file number: 1-10110

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

(Exact name of Registrant as specified in its charter)

BANK BILBAO VIZCAYA ARGENTARIA, S.A.

(Translation of Registrant’s name into English)

Paseo de la Castellana, 81

28046 Madrid

Spain

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

    Yes  ☐              No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

    Yes  ☐             No   ☒

07.21.2014

BBVA wins auction for Catalunya Banc

The BBVA Group has taken a major step in its commitment to its domestic market by acquiring Catalunya Banc through an auction held by the Orderly Bank Restructuring Fund (known as FROB). The move doubles BBVA’s market share in Catalonia and makes it the most relevant player in the sector in Spain. The acquisition will have a positive impact on the Group’s results in 2016.

“This deal shows we are extremely confident in the current economic recovery,” BBVA chairman and CEO Francisco González said. “This acquisition is good for BBVA and for Catalunya Banc, and helps strengthen the Spanish financial system.”

BBVA will pay the FROB €1.187 billion for Catalunya Banc and the deal is expected to be closed in the first quarter of next year. Catalunya Banc has 1.5 million customers and €63 billion in assets. The auction was held after an extensive cleanup process of Catalunya Banc by the FROB.

BBVA will acquire Catalunya Banc without having to resort to a capital increase. BBVA’s capital ratio, which stood at 10.8% in March, will drop by around 55 basis points as a result of this deal.

Catalunya Banc has a net equity of €2.5 billion and the estimated net present value of the synergies exceeds €1.2 billion. This acquisition will have a positive impact on the Group’s results as of 2016.

With this purchase, BBVA’s loan portfolio in Spain will grow 14%, deposits 23% and its customer base 18%. Catalunya Banc holds €25 billion in retail deposits, €28 billion in gross loans and 773 branch offices.

The price will be reduced in an amount equal to €267 million provided that, prior to the effective closing of the transaction, FROB and Catalunya Banc do not obtain a confirmation issued by the Spanish tax authorities of the application of the deferred tax assets regime (foreseen in Royal Decree Law 14/2013) to some losses recorded in Catalunya Banc’s consolidated financial statements for 2013 which were originated as a consequence of the transfer of assets by Catalunya Banc to the Management Company for Assets Arising from the Banking Sector Reorganization (known as “SAREB”).

Catalunya Banc’s operations are concentrated in Catalonia, one of the most dynamic and attractive markets in Spain. Catalonia accounts for 19% of Spain’s GDP, 16% of the population and 25% of the exports.

07.21.2014

Catalunya Banc is BBVA’s second acquisition in Spain arising from the restructuring process of the financial system managed by the FROB. The first purchase was Unnim Banc, which was announced in March 2012. Unnim’s successful integration was completed in May 2013.

The acquisition of Catalunya Banc comes at a moment when Spain has started an economic growth phase. BBVA Research estimates the Spanish economy should expand by more than 1% in 2014 and by around 2% in 2015.

Contact details:

Comunicación Corporativa

Tel. +34 91 537 53 48

comunicacion.corporativa@bbva.com

For more financial information about BBVA visit:

http://shareholdersandinvestors.bbva.com

For more BBVA news visit: http://press.bbva.com/

07.21.2014

About BBVA

Europe
Belgium / France / Germany / Italy / Portugal / Russia / Spain / Switzerland / Turkey / U.K.
North America
Mexico / USA
Asia - Pacific
Australia / China / Hong Kong / India / Japan / Singapore / South Korea / Taiwan / UAE
South America
Argentina / Bolivia / Brazil / Chile / Colombia / Paraguay / Peru / Uruguay / Venezuela

599 billion assets	50 million customers	30 countries	7,441 branches	20,864 ATMs	109,079 employees

BBVA is a customer-centric global financial services group founded in 1857. The Group has a solid position in Spain, it is the largest financial institution in Mexico and it has leading franchises in South America and the Sunbelt Region of the United States. Its diversified business is focused on high-growth markets and it relies on technology as a key sustainable competitive advantage. Corporate responsibility is at the core of its business model. BBVA fosters financial education and inclusion, and supports scientific research and culture. It operates with the highest integrity, a long-term vision and applies the best practices. The Group is present in the main sustainability indexes.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.

Date: July 21, 2014	By:	/s/ Francisco Javier Rodríguez Soler
Name: Francisco Javier Rodríguez Soler
Title: Management Director – M&A